PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

April 16, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:	Ms. Suzanne Hayes
Assistant Director

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2011, Filed July 28, 2011

Form 6-K, Filed January 23, 2012

File No. 000-54189

Dear Ms. Hayes:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated March 15, 2012. We appreciate the Staff’s review of and comments to the Registrant’s previous annual report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”) and the Registrant’s report on Form 6-K submitted on January 23, 2012 (the “Form 6-K”).

Set forth below are the Staff’s comments together with the Registrant’s responses to the comments.

Form 20-F for Fiscal Year Ended March 31, 2011

Item 3. Key Information, page 4

D. Risk Factors, page 7

If the global economy deteriorates again, our credit-related losses may increase…, page 8

COMMENT NO. 1: We note that Moody’s Investors Service downgraded your credit ratings in August 2011. Please revise your risk factor disclosure to clarify whether the downgrade has adversely impacted your borrowing costs or triggered any

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collateral obligations under derivative contracts. If it triggered any additional collateral obligations, please quantify the amount in your disclosure.

RESPONSE TO COMMENT NO. 1: In August 2011, Moody’s Japan K.K. (“Moody’s”) announced that it downgraded the long-term credit ratings of the Registrant’s bank subsidiaries, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) and Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), by one notch from Aa2 to Aa3, and the long-term credit rating of the Registrant’s securities subsidiary, Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), by one notch from A1 to A2.

Following the downgrade, neither BTMU, MUTB nor MUSHD recognized material changes in its yen-denominated or US dollar-denominated cost of funding. The Registrant’s subsidiaries’ US dollar funding rates have been gradually increasing since the middle of June 2011, but the Registrant believes that the increase was attributable to general market turbulence mainly caused by the European sovereign debt crisis as well as issues relating to the US sovereign debt issuance ceiling. For example, the average yen-arbitrage US dollar funding rate rose from three-month USD LIBOR plus 0.25% to three-month USD LIBOR plus 0.78% between June 2011 and August 2011. After Moody’s downgrade, the average yen-arbitrage US dollar funding rate stayed around three-month USD LIBOR plus 0.50% until the middle of October 2011.

The Registrant did not recognize material additional collateral requirements under its derivative contracts as a result of the downgrade. Substantially all of the derivative contracts with collateral obligations entered into by BTMU and MUTB are subject to a Credit Support Annex (“CSA”) as published by the International Swaps and Derivatives Association, Inc. (“ISDA”). Under a typical CSA, however, the credit rating downgrades of BTMU and MUTB to Aa3 did not trigger the requirement for additional collateral as the applicable threshold was set at lower credit ratings. Following the downgrades in August 2011, however, a small number of CSAs were modified to require, and some of the new CSAs required, additional collateral at lower thresholds. MUSHD had some contracts which had collateral requirements affected by Moody’s downgrade, but as their derivative values were positive against the counterparties, no additional collateral was required in August 2011.

A further credit rating downgrade may have an adverse impact on the Registrant. Although a one-notch downgrade of the credit ratings of BTMU or MUTB from Aa3 to A1 by Moody’s is not expected to materially increase the collateral obligations of the Registrant’s main subsidiaries, a two-notch downgrade of the credit ratings of BTMU or MUTB, or a one-notch downgrade of the credit rating of MUSHD from A2 to A3, by Moody’s would likely trigger additional collateral obligations. A one-notch downgrade of the credit ratings of BTMU or MUTB from A+ to A by Standard & Poor’s Ratings Services LLC (“Standard & Poor’s”) would also trigger additional collateral obligations. MUSHD has not received a credit rating from Standard & Poor’s.

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The Registrant intends to qualitatively discuss the risk of credit rating downgrades as discussed above in its future filings, including its annual report on Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”).

We may suffer additional credit-related losses in the future…, page 9

COMMENT NO. 2: We refer to your disclosure on page 8 regarding the continued impact of the March 2011 earthquake, which includes financial support for electric utilities. We also note from recent media reports that Tokyo Electric Power Co. (Tepco) and the government-run nuclear compensation fund have asked major creditors to provide ¥1 trillion in financial support. In future filings, please expand your risk factor disclosure to quantify your exposure to Japanese electric utilities.

RESPONSE TO COMMENT NO. 2: As of September 30, 2011, the Registrant’s aggregate loans outstanding to the Japanese electric utility industry was less than 2% of the Registrant’s total outstanding loans. The Registrant plans to expand its disclosure in its 2012 Form 20-F to articulate its aggregate loan exposure to the Japanese electric utility industry as a percentage of total outstanding loans.

Because of our loans to consumers and our shareholdings in companies…, page 11

COMMENT NO. 3: We note from your disclosure that the Interest Rate Restriction Law has required lending institutions to lower the interest rates charged to borrowers and that the law has “significantly reduc[ed] business opportunities for the affected consumer financing companies.” Please revise your disclosure in future filings to quantify how the regulatory reform that you describe in this risk factor has impacted your interest income.

RESPONSE TO COMMENT NO. 3: The Registrant believes the change in the laws and regulations applicable to its consumer finance business adversely affected future growth opportunities, which cannot be quantitatively measured. The regulatory changes, however, were one of the main factors that contributed to the decrease in the interest income attributable to the Registrant’s consumer finance business. The Registrant’s interest income attributable to its consumer finance business was approximately ¥190 billion and ¥160 billion for the fiscal years ended March 31, 2009 and 2010, respectively. The new regulations and regulatory reforms affecting the consumer finance business became effective on June 18, 2010. The Registrant’s interest income attributable to its consumer finance business decreased to approximately ¥130 billion for the fiscal year ended March 31, 2011. The Registrant’s interest income attributable to its consumer finance business for the six months ended September 30, 2011 was approximately ¥60 billion. The Registrant plans to revise its disclosure in its 2012 Form 20-F to articulate the changes in interest income attributable to its consumer finance business in the fiscal periods before and after the effectiveness of the new regulations and regulatory reforms as explained above.

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Item 4. Information on the Company, page 20

B. Business Overview, page 23

Loans, page 26

COMMENT NO. 4: We note your disclosure here and on page 59 regarding eased conditions and preferential interest rates on loans to those affected by the March 2011 earthquake. Please provide proposed disclosure to be included in future filings that explains these programs in greater detail, including disclosure that quantifies the number of customers to whom you have given this support and the resulting impact, if material, on your operations. Additionally, we note from your disclosure on page 54 that industrial production decreased significantly after March 2011. Given that manufacturing loans represent over ten percent of your total outstanding loans, please clarify the extent to which the manufacturing slowdown has adversely impacted your loans.

RESPONSE TO COMMENT NO. 4: As noted on pages 26 and 59 of the 2011 Form 20-F, the Registrant’s subsidiaries are offering special loan programs designed to financially assist borrowers affected by the Great East Japan Earthquake. Under these programs, the Registrant’s two main bank subsidiaries, BTMU and MUTB, offer eased conditions and preferential interest rates for new and outstanding housing loans and consumer loans to affected individual borrowers and preferential interest rates for new loans not exceeding ¥30 million with maturities of up to five years to affected corporate borrowers. As of December 31, 2011, the loans restructured under the special programs in the aggregate represented less than 0.1% of the total loans outstanding for BTMU and MUTB. The Registrant believes the resulting impact from these programs would not be material factor to a reasonable investor.

Following the Great East Japan Earthquake, industrial production in Japan fluctuated significantly. As disclosed in the 2011 Form 20-F, industrial production plunged by 15.5% in March 2011 following the earthquake especially led by the huge drop in transportation machinery (such as automobiles) by approximately 50%. Manufacturing production recovered slightly in subsequent months (April +1.6% and May +5.7% according to the Ministry of Economy, Trade and Industry), but production levels for transportation machinery remained below pre-earthquake levels as of May 2011. Industrial production fluctuated throughout the summer of 2011 as it was positively affected by reconstruction demand and negatively affected by the weakness in exporting industries, the appreciation of the Japanese yen and the weakening global economy. Nonaccrual loans in the manufacturing category increased ¥14.7 billion to ¥152.7 billion at September 30, 2011 from ¥138.0 billion at March 31, 2011. In addition, restructured loans in the manufacturing category increased ¥20.9 billion to ¥193.5 billion at September 30, 2011 from ¥172.6 billion at March 31, 2011.

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Supervision and Regulation, page 33

United States, page 39

COMMENT NO. 5: We refer to your disclosure on page 42 describing the likelihood that certain aspects of the Dodd-Frank Act, other than the Volcker Rule, “could have a material impact on the structure and activities of, and prudential standards applicable to, [y]our operations.” Please expand your disclosure in future filings to address the components of Dodd-Frank that you expect to materially impact your operations. Please quantify, to the extent quantifiable, the impact to your operations.

RESPONSE TO COMMENT NO. 5: Other than the Volcker Rule, the components of the Dodd-Frank Act that the Registrant expects to impact its operations are the provisions relating to enhanced prudential standards including capital requirements, resolution plans, credit reporting, derivatives regulation including the swap push-out provisions, incentive-based compensation, the establishment of the Consumer Financial Protection Bureau, and debit interchange fees. Although most of the regulatory rules regarding the foregoing components are still pending, based on information currently available to the Registrant, the impact of these components is expected to be mainly limited to the Registrant’s U.S. operations and not be material to the Registrant on a consolidated basis. The Registrant intends to continue to monitor developments relating to the Dodd-Frank Act and expand its disclosure in its future filings to the extent material.

Operating Results, page 68

Allocated allowance for individual loans specifically identified for evaluation, page 91

COMMENT NO. 6: You have disclosed that impaired loans include “certain” nonaccrual loans and restructured loans. Additionally, we note from your disclosure on page F-41 that you have total impaired loans in the amount of ¥1.9 trillion as of March 31, 2011, versus total nonaccrual loans of ¥1.1 trillion. Please tell us, and clarify in future filings, the criteria that must be met in order for a nonaccrual and/or restructured loan to be considered impaired.

RESPONSE TO COMMENT NO. 6: The Registrant considers a loan to be impaired when, based on current information and events, it is probable that the Registrant will be unable to collect all of the scheduled payments of interest on and repayment of the principal of the loan when due according to the contractual terms of the loan agreement.

The Registrant considers a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on or repayment of the principal of the loan. Substantially all nonaccrual loans are also impaired loans. The Registrant considers a loan to be a restructured loan when the Registrant grants a concession to a borrower having financial difficulties, such as a reduction in the stated interest rate applicable to the loan, an extension of the stated maturity date of the loan, or a partial forgiveness of the principal of the loan. The majority of the Registrant’s restructured loans are considered troubled debt restructurings (“TDR”) in accordance with ASC 310-40 and they are also classified as impaired loans.

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In many instances, the Registrant makes a concession to a borrower that meets the definition of a TDR when the loan is still accruing interest. The Registrant continues to accrue interest after the loan is restructured if the ultimate collectibility of all amounts contractually due on the restructured loan is not in doubt. In some instances, the Registrant may restructure a nonaccrual impaired loan. However, if after a certain period of time the borrower demonstrates an ability to perform under the restructured loan terms and the loan is upgraded to the “normal” loan status, the Registrant may reclassify the loan from the nonaccrual to accrual status. At March 31, 2011, the difference between the total impaired loans (¥1.9 trillion) and nonaccrual loans (¥1.1 trillion) represents accruing restructured loans of ¥0.8 trillion.

The Registrant will revise its disclosures in future filings to clarify as provided above.

COMMENT NO. 7: We note that your banking subsidiaries may grant various concessions (modifications of loan terms) to troubled borrowers at the borrower’s request, including reductions in the stated interest rates, debt write-offs, and extensions of maturity dates. All of these loans are reported as either “restructured loans” or “nonaccrual loans”. Please explain to us, and disclose in future filings, how you distinguish based upon these concessions on whether such loans should be classified as either a restructured or nonaccrual loan.

RESPONSE TO COMMENT NO. 7: The Registrant accounts for a loan restructuring as a TDR when the Registrant grants a concession to a borrower experiencing financial difficulties in accordance with ASC 310-40. When the restructuring constitutes a TDR and the loan was classified as “Likely to Become Bankrupt” or “Legally/Virtually Bankrupt” in the Registrant’s internal borrower rating system before the restructuring and was on the nonaccrual status, the loan continues to be classified as a nonaccrual loan after the restructuring. On the other hand, if the loan was an accruing loan before the restructuring, the loan continues to be accruing after the restructuring (see Response to Comment No. 6). The Registrant will clarify the foregoing in its future filings.

Liquidity, page 99

COMMENT NO. 8: It appears that you generally manage liquidity risk on a global basis at a consolidated level. Please tell us, and disclose in future filings, if, and if so how, you manage liquidity separately at your foreign and domestic non-bank and bank subsidiaries. As part of your revised disclosures, please provide further quantitative discussion of any liquidity metrics you may monitor at these different entities or on a consolidated basis and consider providing disclosure of the results of those metrics. In this regard, we note your discussion on page 160 that you and your major subsidiaries manage funding sources using various mechanisms, such as a liquidity gap, liquidity-supplying products and buffer assets. Thus, please consider providing quantitative disclosures of such assets and funding sources, at both the balance sheet date and average balances during the period.

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RESPONSE TO COMMENT NO. 8: The Registrant manages liquidity separately at certain of its foreign and domestic non-bank and bank subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. The Registrant manages its group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level.

Liquidity risk management measures at the subsidiary level include the following:

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Domestic Bank Subsidiaries – The Registrant’s major domestic bank subsidiaries, BTMU and MUTB, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods, e.g., one-day, two-week and one-month. The major domestic bank subsidiaries also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and US Treasury bonds, which can be used for cash funding even in periods of stress. In addition, the major domestic bank subsidiaries regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions.

•

Foreign Bank Subsidiaries – The Registrant’s major foreign bank subsidiary, UnionBanCal Corporation (“UNBC”), monitors various liquidity metrics, including total available liquidity, the net non-core funding dependence ratio, and minimum liquidity assets, as a tool to maintain a sufficient amount of liquidity and diversity of funding sources to allow UNBC to meet expected obligations in both stable and adverse conditions. In addition, UNBC regularly conducts stress testing, which incorporates both bank-specific and systemic market scenarios that would adversely affect its liquidity position, to facilitate the identification of appropriate remedial measures to help ensure that it maintains adequate liquidity in adverse conditions.

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Securities Subsidiaries – The Registrant’s securities subsidiaries implement liquidity and funding limits designed to maintain their requirements for funding from market sources below pre-determined levels for specified periods. In addition, the securities subsidiaries regularly conduct analyses designed to assess the period for which they can continue to meet their respective liquidity requirements by selling or pledging assets they respectively hold under scenarios where they are unable to access any additional sources of financing in the market.

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•

Non-Bank Subsidiaries – The Registrant’s non-bank subsidiaries, including Mitsubishi UFJ NICOS Co., Ltd., regularly conduct cash flow analyses designed to assess their ability to generate sufficient liquidity for specified periods, considering the cash and cash equivalents as well as deposits they respectively hold, and their respective operating income and expenses under scenarios where they are no longer able to obtain funding from markets through issuance of commercial paper, bonds or other instruments. The non-bank subsidiaries also conduct analyses to ensure sufficient liquidity and funding available from the Registrant’s bank subsidiaries and other financial institutions outside of the Registrant’s group of companies.

The Registrant collects and evaluates the results of the stress tests individually performed by its major subsidiaries to ensure the Registrant’s ability to meet its liquidity requirements on a consolidated basis in stress scenarios. The Registrant notes that its primary source of liquidity is provided from its large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. The balance of deposits was ¥136.63 trillion as of March 31, 2011, exceeding the amount of outstanding loans, net of allowance for credit losses of ¥86.26 trillion, by ¥50.37 trillion. The Registrant’s average deposits, combined with average total equity of ¥8.99 trillion, funded 69.4% of the Registrant’s average total assets of ¥204.79 trillion for the fiscal year ended March 31, 2011.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, the Registrant has issued long-term instruments such as straight bonds with maturities between three to five years. The balance of the Registrant’s short-term borrowings as of March 31, 2011 was ¥25.93 trillion, and the average balance of the Registrant’s short-term borrowings for the fiscal year ended March 31, 2011 was ¥30.13 trillion. The balance of the Registrant’s long-term debt as of March 31, 2011 was ¥13.36 trillion, and the average balance of the Registrant’s long-term debt for the fiscal year ended March 31, 2011 was ¥13.44 trillion. Liquidity may also be provided by the sale of financial assets, including securities available-for-sale, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

The Registrant manages its funding sources using buffer assets, primarily Japanese government bonds, for cash funding. As of March 31, 2011, the Registrant held ¥43.97 trillion of Japanese government bonds. The major domestic bank subsidiaries use liquidity-supplying assets, primarily commitment lines for minor currencies funding. In addition, the major bank subsidiaries use a liquidity gap, or the excess of cash inflows over cash outflows, for cash funding.

The Registrant will revise its disclosure by articulating the liquidity management measures discussed above in its future filings, including the 2012 Form 20-F.

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Note 1 – Basis of Financial Statements and Summary of Significant Accounting…, page F-15

Loans, page F-18

COMMENT NO. 9: We note that you did not further disaggregate your residential portfolio segment into classes of financing receivables. Please tell us how you considered paragraphs ASC 310-10-55-16 through 55-18 and ASC 310-10-55-22 when determining that further disaggregation of this portfolio segment was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

RESPONSE TO COMMENT NO. 9: The residential segment represents a portfolio of mortgage loans that have been extended to consumers for purchasing residential properties. In addition, the portfolio is comprised of small loans and share the following homogeneous risk characteristics:

(1)	The basic interest rate reflects market conditions. Generally, once a loan is extended, no modification is made to the terms and conditions of the applicable interest rate.

(2)	Loans are extended to customers with annual income above a certain level and the amount available under each of the loans depends on the value of the residential properties used as collateral; and

(3)	The Registrant monitors all residential loans by examining delinquent status.

The Registrant assesses and manages the risk and performance at the portfolio segment level and does not believe that further disaggregation is necessary.

Additionally, the Registrant confirms that the classes presented are at the level its management uses to assess and monitor the risk and performance of the portfolio.

Allowance for Credit Losses, page F-20

COMMENT NO. 10: We note that you consider existing economic conditions in your unallocated allowance when determining the allowance for loan loss in your UNBC portfolio segment. Please tell us, and discuss in future filings, how you consider existing economic conditions in your other portfolio segments. Please refer to ASC 310-10-50-11B(a)(1)(ii). Additionally, please clarify how bank regulatory examination results and findings of internal credit examiners affect the unallocated allowance and clarify whether this factor is only relevant for the UNBC segment.

RESPONSE TO COMMENT NO. 10: In the portfolio segments other than UNBC, the Registrant considers existing economic conditions as a factor in determining the allowance for credit losses. The Registrant determines the appropriate level of the allowance for credit losses for each of its loan portfolios by evaluating various factors and assumptions, such as the borrower’s credit rating, collateral value, historical loss experience, and probability of insolvency based on the number of actual delinquencies. The Registrant updates these various assumptions and factors on a regular basis and upon the occurrence of unexpected changes in the economic environment.

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The Registrant plans to revise its disclosure in future filings, including the 2012 Form 20-F, to expand the discussion of its allowance for credit losses as provided above.

For the UNBC portfolio segment, the unallocated allowance is composed of attribution factors that are based on management’s evaluation of various conditions that are not directly measured in the estimation of probable losses through the formula and specific allowances. Probable losses reflected within the unallocated allowance of the UNBC portfolio segment are primarily identified through discussions with UNBC senior credit officers or other members of UNBC’s Allowance for Credit Losses Committee and through various portfolio-specific risk analytics. Any observations regarding the attribution factors included in the unallocated allowance that were identified from internal credit examination findings or regulatory examination results would be discussed during UNBC’s quarterly reviews with the Allowance for Credit Losses Committee. In such instances, if the criteria for a loss contingency under ASC 450 has been met, an adjustment to the unallocated allowance would be recorded. As of December 31, 2010, there were no unallocated allowance components that reflect credit quality considerations identified from regulatory examination results or the findings of internal credit examiners. In future filings, the Registrant will remove the reference to regulatory examination results and findings of internal credit examiners when it is not a significant consideration in the estimation of the unallocated allowance within the UNBC portfolio segment.

In the portfolio segments other than UNBC, the Registrant reflects bank regulatory examination results and findings of internal credit examiners when determining the allocated allowance for credit losses. The Registrant did not recognize a material impact of these results or findings with respect to these portfolio segments as of March 31, 2010 and 2011.

Note 22 – Obligations Under Guarantees and Other Off-Balance Sheet Instruments, page F-101

COMMENT NO. 11: We note your disclosure that the carrying amount of the liabilities related to guarantees and similar instruments discussed totaled ¥1,171,417 million and ¥1,904,425 million as of March 31, 2010 and 2011, respectively. However, this note also states that this amount excludes credit derivatives sold by MUFG Group since they are disclosed in Note 21. Therefore, please tell us and clarify your disclosure in future filing to discuss the guarantees and instruments comprising the largest components of this total.

RESPONSE TO COMMENT NO. 11: The guarantees and instruments comprising the largest components of the total were options sold in the amount of ¥1,118,734 million and ¥1,857,441 million as of March 31, 2010 and 2011, respectively. The Registrant will provide such clarifications in its future filings, including the 2012 Form 20-F.

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Note 24 – Commitments and Contingent Liabilities, page F-117

Repayment of Excess Interest, page F-117

COMMENT NO. 12: In future filings, please quantify the potential liability exposure relating to your repayment of excess interest. Specifically, please either provide an estimated range of reasonably possible loss in excess of the amount accrued, or, if true, state that you do not believe the impact of the potential exposure will have a material effect on your results of operations, cash flows or financial condition.

RESPONSE TO COMMENT NO. 12: The Registrant’s estimate of the potential liability exposure represents the estimated amount of claims for repayment of excess interest to be received in the future. The Registrant expects that any such claim will be made in reliance on a 2006 ruling of the Japanese Supreme Court (the “Ruling”). Under the Ruling, lenders are generally required to reimburse borrowers for interest payments made in excess of the limits stipulated by the Interest Rate Restriction Law (the “Law”) upon receiving claims for reimbursement, despite the then-effective provisions of the Money-Lending Business Control and Regulation Law that exempted a lender from this requirement if the lender provided required notices to the borrower and met other specified requirements, and the borrower voluntarily made the interest payment.

While the Registrant has not entered into any consumer loan agreement after April 2007 that imposes an interest rate exceeding the limits stipulated by the Law, the Registrant needs to estimate the number of possible claims for reimbursement of excess interest payments. To determine the allowance for repayment of excess interest, the Registrant analyzes the historical number of repayment claims it has received, the amount of such claims, the actual amount of reimbursements it has made, and other events that are expected to possibly affect the repayment claim trends in order to arrive at its best estimate of the potential liability. Based on the analyses as of March 31, 2011, the Registrant observed that the quarterly number of actually received repayment claims continued to decrease over the two-year period from April 2009 to March 2011. Furthermore, the Registrant expects that the decreasing trend will continue because sufficient time has passed since the Ruling, borrowers have been made aware of the Ruling, and it thus appears very unlikely that a large increase in repayment claims will occur at this point or in the future.

The Registrant had an allowance for repayment of excess interest of ¥136.9 billion as of March 31, 2011 and ¥114.9 billion as of September 30, 2011. The Registrant performed back-testing of the allowance for repayment of excess interest as of December 31, 2011, and the results of the back-testing indicated that the total amount of repayments actually made to borrowers were in line with the allowance the Registrant had previously recorded.

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The Registrant believes that an estimate of the potential maximum exposure would not only be a burdensome theoretical exercise but also not be helpful to investors. The Registrant would have to consider all consumer loan agreements made prior to March 2007. The Registrant believes claims arising from many of those consumer loan agreements are very unlikely to be made, given the small amounts involved. Furthermore, the Registrant would need to conduct a complicated statute of limitations analysis to determine if all borrowers with a potentially valid claim would meet the statutory requirements. Accordingly, the Registrant believes that the cost of performing this analysis outweighs the potential benefits of disclosing the results of the analysis since the additional disclosure would not provide meaningful information to investors. Instead, the Registrant bases its estimate of the required allowance on information relating to received claims. The Registrant believes that it maintains an appropriate level of allowance for repayment of excess interest as of December 31, 2011, and does not believe that there would be a potential material exposure beyond what has been accrued.

Note 29 – Fair Value, page F-124

Market Valuation Adjustments, page F-127

COMMENT NO. 13: We note that you make credit risk adjustments which reflect your own creditworthiness to financial liabilities. In future filings, please quantify such adjustments to the extent material and describe in further detail the methodologies used to factor in your own credit risk into derivatives and other liabilities carried at fair value.

RESPONSE TO COMMENT NO. 13: The Registrant factors the following credit risk adjustments in measuring derivative liabilities at fair value:

(1)	The Registrant’s derivative liabilities mostly consist of those held by its major bank subsidiary, BTMU, and its securities subsidiaries, MUSHD and its subsidiaries (the “MUSHD Group”). As of March 31, 2011, the balance of derivative liabilities was held by BTMU and the MUSHD Group approximately in equal amounts.

(2)	The Registrant considers it immaterial to make individual credit risk adjustments for each of BTMU’s individual derivative liabilities for the following reasons:

•

BTMU is the largest banking organization in Japan, and has maintained a strong credit standing. BTMU’s credit rating assigned by Moody’s was Aa2 between March 2007 and August 2011, when the rating was changed to Aa3. BTMU’s credit rating assigned by Standard & Poor’s has been A+ since 2008.

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•

The Registrant also notes that when measuring BTMU’s derivative liabilities at fair value, it mainly uses LIBOR as the discount rate. LIBOR is calculated based on the average of interest rates on interbank transactions reported from designated banks, including BTMU. The Registrant has performed a regression analysis and concluded that BTMU’s funding rates are highly correlated and fluctuate in close proximity to LIBOR. Accordingly, the Registrant believes that BTMU’s nonperformance risk has already been incorporated into the rates at which future cash flows relating to the derivatives are discounted.

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BTMU enters into derivative transactions with corporate customers and financial institutions. Transactions with corporate customers generally do not take into account the creditworthiness of large financial institutions such as BTMU. BTMU is typically not expected to provide collateral to corporate customers when BTMU has a liability position to such customers. Individual credit risk adjustments reflecting BTMU’s creditworthiness are also generally not made with respect to transactions with financial institutions because substantially all of such transactions are subject to an ISDA Master Netting Agreement which minimizes the parties’ net exposures.

(3)	The Registrant also considers it immaterial to make individual credit risk adjustments for each of the MUSHD Group’s individual derivative liabilities. Most of the derivative liabilities held by the MUSHD Group are originated from transactions with financial institutions. Almost all of the contracts with financial institutions are subject to an ISDA Master Netting Agreement and supported by a collateralization CSA. The Registrant does not believe there is a significant amount of derivative liability exposure that is uncollateralized. The contracts set forth sufficiently low collateral thresholds and minimum transfer amounts that require the Registrant to post additional collateral after the initial collateral call. In addition, due to the credit enhancement mechanism under the netting agreements, such as posting of collateral, the net exposure is minimized. The Registrant, therefore, believes it is immaterial to separately consider its own credit risk.

The Registrant uses quoted market prices for measuring fair value of other significant financial liabilities, such as trading securities sold but not yet purchased and obligations to return securities received as collateral, which are classified as Level 1 under ASC 820. Accordingly, the Registrant believes credit risk adjustments are not required with respect to such financial liabilities.

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The Registrant plans to quantify the adjustments to the extent material and describe the methodologies discussed above in its future filings, including the 2012 Form 20-F.

Form 6-K filed January 23, 2012

Exposure to Selected European Countries, page 7

COMMENT NO. 14: We note your disclosure about your exposure to certain European countries as of September 30, 2011. On January 6, 2012, the SEC’s Division of Corporation Finance issued disclosure guidance relating to registrants’ exposure to certain European countries, which among other things, enumerated the type of disclosure a registrant should consider providing. See CF Disclosure Guidance: Topic No. 4. In future filings, please revise your disclosure accordingly.

RESPONSE TO COMMENT NO. 14: The Registrant has reviewed CF Disclosure Guidance: Topic No. 4. Based on information collected for internal risk management purposes as of September 30, 2011, the Registrant estimates that its consolidated exposure to Greece, Ireland, Italy, Portugal and Spain, which consisted of the aggregate, on a gross basis, of the funded loans and unfunded commitments to, held-to-maturity, available-for-sale and trading securities issued by, and credit default protection sold for exposures to, sovereign government entities of and financial institutions and other corporate entities located in these countries, that BTMU, MUTB and MUSHD held, was less than 0.8% of the Registrant’s total assets. The Registrant plans to revise in its future filings, including the 2012 Form 20-F, its disclosure relating to the Registrant’s exposure to selected European countries in accordance with the CF Disclosure Guidance in the context of the Registrant’s particular circumstances.

Specifically, the Registrant intends to disclose its exposure on a consolidated basis, based on the aggregated exposure of BTMU, MUTB and MUSHD, which are the subsidiaries holding the exposure. The Registrant intends to present the information categorized by counterparties, consisting of sovereign, non-sovereign financial institutions and non-sovereign non-financial institutions. Furthermore, the Registrant intends to provide disclosure of its exposures by type of financial instruments, which will include loans, securities, derivatives and CDS protections (sold and bought). The securities exposure will include available-for-sale, held-to-maturity and trading securities. The Registrant has advised that the disclosure in its 2012 Form 20-F will be presented substantially in the following format (subject to modifications, as appropriate, due to any relevant developments):

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					Gross exposure (funded & unfunded)	CDS protection bought	Net exposure
	Loans (funded & unfunded)	Securities	Derivatives	CDS protection sold
Italy
Sovereign
FI
Others
Spain
Sovereign
FI
Others
Greece
Sovereign
FI
Others

Portugal
Sovereign
FI
Others

Ireland
Sovereign
FI
Others

Note: “FI” stands for financial institutions.

Note 2 – Investment in Morgan Stanley, page F-15

COMMENT NO. 15: We note your disclosure that upon Morgan Stanley qualifying for the equity method of accounting on June 30, 2011, you recognized the difference between the carrying value of the MUFG Group’s investment in common stock from the underlying equity in net assets as goodwill. We also note that during the six-months ended September 30, 2011, you recognized ¥579.5 billion of other-than-temporary impairment for your investment in Morgan Stanley. Please respond to the following:

•	Tell us the amount of goodwill recognized upon the initial recognition of your Morgan Stanley investment under the equity method.

•

Provide additional background supporting your conclusion that the investment in Morgan Stanley was other-than-temporarily impaired as of September 30, 2011, which is less than 3 months after initial recognition under the equity method.

•	Tell us how you measured the amount of the impairment charge recognized as of September 30, 2011.

RESPONSE TO COMMENT NO. 15: As disclosed on page F-16 of the Form 6-K, the Registrant recognized ¥40.3 billion of goodwill upon the conversion of the Series B Non-cumulative Non-voting Perpetual Convertible Preferred Stock (the “Series B Preferred Stock”) of Morgan Stanley into Common Stock of Morgan Stanley and Morgan Stanley qualifying for the equity method of accounting. The goodwill represents the difference between the carrying value of the Registrant’s investment in the Series B Preferred Stock of ¥948.4 billion and the underlying equity in Morgan Stanley’s net assets of ¥908.1 billion as of the date of the conversion, which was June 30, 2011. In calculating the underlying equity in Morgan Stanley’s net assets, the Registrant made fair value adjustments to the assets and liabilities of Morgan Stanley as of June 30, 2011, and also identified identifiable intangible assets, such as customer relationships and trade names.

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As disclosed on page F-16 of the Form 6-K, the Registrant considered several factors leading to the steadily declining stock price of Morgan Stanley Common Stock before recognizing ¥579.5 billion of impairment loss. The Registrant determined that its investment in Morgan Stanley was in excess of the fair value as represented by the stock price of Morgan Stanley Common Stock, and that the impairment was other than temporary.

The Registrant believed it was reasonable to assume that the decline in the stock price, which was US$13.51 as of September 30, 2011, approximately 41% lower compared to that as of June 30, 2011, and which has since remained at lower levels compared to that as of June 30, 2011, was other than temporary in light of, among other factors, the increasingly stringent regulatory environment observed at that time and the existing adverse economic events in Europe at that time, as further described below:

•

New and pending regulations, such as the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the global regulatory framework often referred to as “Basel III,” were expected to impose significant constraints on the business activities of financial institutions, including the prohibition on certain transactions, the enhancement of risk management frameworks, and the increase in capital adequacy requirements. Amid the ongoing global financial crisis, rules designed to further regulate the business operations of financial institutions were being adopted, or were at the time scheduled soon to be adopted, by government agencies, including the rules relating to resolution plans and rules generally referred to as the Volcker Rule under the Dodd-Frank Act. Furthermore, the ongoing global financial crisis led to increased expectations of further regulations in other major jurisdictions where Morgan Stanley operated, even though the magnitude of the impact of such further regulations remained uncertain.

•

The prolonged European economic crisis resulted in negative long-term prospects for the global financial market. Prices of European sovereign bonds and stock prices were on a declining trend. In July 2011, Moody’s downgraded its government bond ratings of Greece by three notches, Portugal by two notches and Ireland by two notches. In December 2011, Moody’s further downgraded the Ireland government bond rating by five notches. Uncertainties also arose over the ability of European governments to collaborate on how to effectively implement austerity measures and policies to improve the European economies.

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These events in Europe had an immediate effect on financial institutions holding sovereign securities. They were also expected to have long-term consequences for financial institutions with operations in Europe, since their future earnings prospects would be adversely affected. The Registrant notes that as of June 30, 2011, Morgan Stanley had approximately US$2 billion of net funded exposure after hedges for debt issued by European Union peripheral countries (namely, Greece, Ireland, Italy, Portugal and Spain).

The impairment charge of ¥579.5 billion recognized during the six months ended September 30, 2011 represents the difference between the book value of the Registrant’s investment in Morgan Stanley of ¥1,026.9 billion and the fair value of ¥447.4 billion calculated by multiplying the quoted market price of Morgan Stanley Common Stock by the number of shares the Registrant held as of September 30, 2011.

Note 3 – Investment Securities, page F-17

COMMENT NO. 16: We note your disclosure on page F-19 that you recognized ¥149,477 million of impairment on marketable equity securities during the six-months ended September 30, 2011. However, we note that as of March 31, 2011, you had gross unrealized losses for your marketable equity securities of ¥56,750 million. Please clarify the drivers of the other-than-temporary impairment charge recognized on your marketable equity securities as of September 30, 2011. As part of your response, please clarify whether the losses were principally due to new securities purchased during the six-months ended September 30, 2011, or securities existing as of March 31, 2011. Additionally, given the other-than-temporary losses recognized on your marketable equity securities and the general economic conditions in Japan, please tell us how you concluded that your cost method investments were not required to be assessed for impairment as of September 30, 2011.

As part of your response, please tell us the last time that these investments were tested for impairment.

RESPONSE TO COMMENT NO. 16: The Registrant recognizes an impairment loss on marketable equity securities at a balance sheet date when one of the following criteria is met:

(1)	the fair value of investments is 20% or more below cost as of the end of the reporting period;

(2)	due to its financial condition and near-term prospects, the issuer is categorized as “Likely to Become Bankrupt” or “Legally/Virtually Bankrupt”;

(3)	the fair value of the investment has been below cost for six months or longer; or

(4)	the fair value of the securities is below cost and a decision has been made to sell the securities.

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Approximately 80% of the ¥149,477 million of impairment losses on marketable equity securities during the six months ended September 30, 2011, was recognized based on the first criteria listed above. The marketable equity securities that were impaired during the six months ended September 30, 2011 were primarily comprised of domestic Japanese stocks. The Registrant notes that the closing price of the Nikkei Stock Average, which is an average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥9,755.10 as of March 31, 2011 to ¥8,700.29 as of September 30, 2011. The closing price of the Tokyo Stock Price Index (TOPIX) also declined from 869.38 as of March 31, 2011 to 761.17 as of September 30, 2011. This sudden and significant downturn in the Japanese stock market after March 31, 2011 resulted in the impairment of domestic marketable equity securities.

Approximately 99% of the impairment losses on marketable equity securities recognized during the six months ended September 30, 2011 was due to securities held as of March 31, 2011. The impairment losses due to new securities purchased during the six-months ended September 30, 2011 represented less than 1% of the total impairment losses on marketable equity securities recognized during the same period.

As of September 30, 2011, the Registrant held other investment securities of ¥882,533 million, which included cost-method investments of ¥849,725 million carried at their acquisition costs and securities of ¥32,808 million carried at their fair values subject to the specialized industry accounting principles applicable to the Registrant’s investment company and broker-dealer subsidiaries.

With respect to each cost-method investment of which the Registrant has estimated a fair value, the Registrant uses the estimate to determine if the investment is impaired in each reporting period. If the fair value of the investment is less than the cost of the investment, the Registrant proceeds to evaluate whether the impairment is other-than-temporary. The Registrant has estimated the fair value of approximately 36% of the cost-method investments.

With respect to the remaining approximately 64% of the cost-method investments, the Registrant has not estimated a fair value. The Registrant performs a test to determine whether any impairment indicator exists with respect to each cost-method investment in each reporting period. If an impairment indicator exists, the Registrant estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the Registrant proceeds to conduct the other-than-temporary impairment evaluation. The primary method the Registrant uses to identify impairment indicators is a comparison of the Registrant’s share in an investee’s net assets to the carrying amount of the Registrant’s investment in the investee. The Registrant also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee.

As of September 30, 2011, the Registrant identified no impairment indicators with respect to ¥511,545 million, or more than half, of the cost-method investments carried at their acquisition costs of ¥849,725 million. The Registrant recognized impairment losses of ¥5,202 million during the six months ended September 30, 2011, based on its other-than-temporary impairment evaluation.

*            *             *

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Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Ms. Yolanda Trotter
Ms. Stephanie Hunsaker
Ms. Celia Soehner
Mr. Sebastian Gomez Abero
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.